SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 26TH, 2018

DATE, TIME AND PLACE: September 26th, 2018, at 10.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Anibal Alves and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absences of Messrs. Mario Di Mauro, Piergiorgio Peluso and Raimondo Zizza. It be registered the attendance of Mr. Agostino Nuzzolo during the discussions related to items (1) to (5) of the Agenda. To support of the discussions on the various topics discussed at this meeting, Messrs. Sami Foguel, Chief Executive Officer, Adrian Calaza, Chief Financial Officer and Investor Relations Officer, Bruno Mutzenbecher Gentil, Business Support Officer, Leonardo de Carvalho Capdeville, Chief Technology Officer, Mario Girasole, Regulatory and Institutional Affairs Officer, Piero Formica, Compliance Director and Leonardo Gonçalves Siqueira, representative of the Operational Planning area, were present.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the amendment proposal of the Company’s Related Parties Policy; (4) To resolve on the amendment proposal of the Company’s Code of Ethics and Conduct; (5) To resolve on the amendment proposal of the Company’s Anticorruption Policy; and (6) To present corporate reorganization studies.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on September 25th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on September 25th, 2018, as per Mr. Herculano Anibal Alves’ report, Chairman of the CCR.

(3) Approved the revision of the Company's Related Parties Policy, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at the meeting held on September 25th, 2018.

(4) Approved the revision of the Company's Code of Ethics and Conduct, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at the meeting held on September 25th, 2018.

(5) Approved the revision of the Company's Anticorruption Policy, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at the meeting held on September 25th, 2018.

(6) The Board members were informed about the status of the projects currently under preliminary analysis by the Company’s management, all according to the support material previously provided and which is filed at the Company's headquarters.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 26th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 26, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.